Exhibit 99.1

360 DigiTech Announces Fourth Quarter and Full Year 2020 Unaudited Financial Results

SHANGHAI, China, March 15, 2021 (GLOBE NEWSWIRE) — 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a data driven, technology empowered digital platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Operational Highlights

•                      Total loan facilitation and origination volume*1 was RMB69,045 million, representing an increase of 29.0% from RMB53,526 million in the same period of 2019. Loan facilitation volume under capital-light model within Platform Services was RMB21,935 million, an increase of 87.4% from RMB11,707 million in the same period of 2019.

•                      Total outstanding loan balance*2 was RMB92,075 million as of December 31, 2020, an increase of 27.0% from RMB72,513 million as of December 31, 2019. Outstanding loan balance under capital-light model within Platform Services was RMB27,346 million as of December 31, 2020, an increase of 94.4% from RMB14,069 million as of December 31, 2019.

•                      The weighted average contractual tenor of loans facilitated and originated in the fourth quarter of 2020 was approximately 10.41 months, compared with 7.94 months in the same period of 2019, and 9.72 months in the third quarter of 2020.

•                      Cumulative registered users was 162.57 million, an increase of 20.4% from 135.01 million as of December 31, 2019, and an increase of 4.2% from 155.96 million as of September 30, 2020.

•                      Users with approved credit lines*3 was 30.86 million as of December 31, 2020, an increase of 24.8% from 24.72  million as of December 31, 2019, and an increase of 5.4% from 29.28 million as of September 30, 2020.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 19.70 million as of December 31, 2020, an increase of 23.8% from 15.91 million as of December 31, 2019, and an increase of 5.3% from 18.71 million as of September 30, 2020.

•                      90 day+ delinquency ratio*4 was 1.48% as of December 31, 2020.

•                      The percentage of funding from financial institutions*5 in the fourth quarter of 2020 was 100%.

•                      Repeat borrower contribution*6 for the fourth quarter of 2020 was 87.5%.

1 “Total loan facilitation and origination volume” refers to the total principal amount of loans facilitated and originated through the Company’s platform during the given period, including loans volume facilitated through Intelligence Credit Engine (“ICE”). “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

2 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated through the Company’s platform at the end of each period, including loan balance for “ICE”, excluding loans delinquent for more than 180 days.

3 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

4 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off and loans under “ICE” are not included in the delinquency rate calculation.

5 “The percentage of funding from financial institutions” is based on cumulative loan facilitation during the given period, excluding loans originated by our own funds.

6 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

Fourth Quarter 2020 Financial Highlights

•                      Total net revenue increased by 39.0% to RMB3,337.5 million (US$511.5 million) from RMB2,400.9 million in the same period of 2019.

•                      Income from operations increased by 373.4% to RMB1,241.3 million (US$190.2 million) from RMB262.2 million in the same period of 2019.

•                      Non-GAAP*7 income from operations increased by 287.8% to RMB1,349.1 million (US$206.8 million) from RMB347.9 million in the same period of 2019.

•                      Operating margin was 37.2%. Non-GAAP operating margin was 40.4%.

•                      Net income increased by 180.3% to RMB1,204.4 million (US$184.6 million) from RMB429.7 million in the same period of 2019.

•                      Non-GAAP net income increased by 154.6% to RMB1,312.1 million (US$201.1 million) from RMB515.4 million in the same period of 2019.

•                      Net income margin was 36.1%. Non-GAAP net income margin was 39.3%.

7 Non-GAAP income from operations (Adjusted Income from operations) and Non-GAAP net income (Adjusted net income) are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2020 Operational Highlights

•                      Total loan facilitation and origination volume in 2020 was RMB246,758 million, representing an increase of 24.0% from RMB199,071 million in 2019. Loan facilitation volume under capital-light model within Platform Services was RMB64,362 million, an increase of 136.2% from RMB27,244 million in 2019.

•                      The weighted average contractual tenor of loans facilitated and originated was 9.72 months in full year 2020, compared with 7.90 months in 2019.

•                      Repeat borrower contribution was 86.5% in full year 2020, compared with 71.8% in 2019.

Full Year 2020 Financial Highlights

•                      Total net revenue increased by 47.1% to RMB13,564.0 million (US$2,078.8 million) from RMB9,219.8 million in 2019.

•                      Income from operations increased by 31.0% to RMB3,790.2 million (US$580.9 million) from RMB2,893.6 million in 2019.

•                      Non-GAAP income from operations increased by 30.1% to RMB4,091.3 million (US$627.0 million) from RMB3,144.0 million in 2019.

•                      Operating margin was 27.9%. Non-GAAP operating margin was 30.2%.

•                      Net income increased by 39.8% to RMB3,495.7 million (US$535.7 million) from RMB2,501.3 million in 2019.

•                      Non-GAAP net income increased by 38.0% to RMB3,796.9 million (US$581.9 million) from RMB2,751.7 million in 2019.

•                      Net income margin was 25.8%. Non-GAAP net income margin was 28.0%.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are very pleased to report robust fourth quarter and full year results. During the quarter, loans facilitated through our digital platform grew 29% year-on-year to reach RMB69.0 billion despite some market uncertainties related to regulatory changes in the quarter. For the full year, total loan facilitation reached RMB246.8 billion, up 24% year-on-year, exceeding our upward revised guidance, despite the challenging macro environment early in the year and regulatory headwinds in the second half. Exiting the year, approximately 35% of the loan facilitation was under the capital-light model and other technology solutions *8, for which we bear no or limited principal risk. We have accelerated the growth of those platform solutions so far in 2021 as we continue to pursue our long-term strategy to build a leading data driven, technology empowered digital platform.

Throughout the second half of 2020, we have witnessed continued recovery in consumer demand for credit and further improvement in asset quality. Some key leading indicators of asset quality are at the best levels ever and improving. Robust risk management system and solid overall execution should enable us to further strengthen our leadership position in the industry and benefit from a more favorable macro trend.

For 2021, we are expecting growth acceleration in our businesses, driven by macro recovery empowered strong demand, as well as key initiatives we are implementing. Our industry leading risk management capability has already been embedded into more than a dozen leading internet platforms’ offerings, reaching tens of millions of potential users in variety of consumption scenarios, such as online shopping, transportation, food delivery, etc. With our strategic partnership with KCB deepening, we are gaining access of lower cost funding that enable us to expand into the much larger prime and super-prime market, serving high quality user base. In addition, we have made meaningful inroad into SME financing so far this year through combined online and offline channels. This may provide an extra leg of growth for 2021.

2020 was marked by intense regulatory activities and we view such changes as long term positive to the industry and to our operations. Overall, we believe these new rules offer regulatory clarity for the industry and should benefit industry leaders with strong risk management capability and solid execution track record. We also note that some of the recent regulatory changes set more favorable environment for the industry. For example, the Supreme Court’s ruling in late December essentially exempted institution lending from the 4xLPR rate cap, which lifted a major overhang to the industry. We intend to seize the opportunities to continue expanding the service scope and depth of our data driven technology empowered digital platform to reach our long-term strategic goals.”

“We are very excited to report another quarter of record profitability. During the quarter, total revenue was RMB3.34 billion and non-GAAP net income reached RMB1.31 billion. The robust financial performance was driven by noticeable improvement in macro environment and continued optimization of our operations,” Mr. Alex Xu, Chief Financial Officer, commented. “While net revenue for the quarter was negatively impacted by the latest interest rate cap, we are pleased to see continued improvement in operating margins as overall asset quality continued to improve. At the end of the quarter we had approximately RMB7.7 billion in cash and cash equivalent on the balance sheet, of which approximately RMB4.4 billion was non-restricted. While there are still some uncertainties concerning our industry, we are highly confident to accelerate our growth in 2021.”

Mr. Yan Zheng, Chief Risk Officer, added, “Our key risk management metrics continued to set new record during the quarter as overall asset quality continued to improve. Among the key leading indicators, Day-1 delinquency*9 decreased to approximately 5.2% in the fourth quarter, a new low in our corporate history. Meanwhile the 30-day collection rate *10 also improved to over 90% in the fourth quarter. More importantly, we are encouraged to see some of these metrics continue to improve into 2021. While we will continue to take prudent approach in overall risk management operations, the effectiveness of our systems should enable us to support a strong growth of business without materially impacting overall asset quality in 2021.”

8 “We’ve used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-facilitation and borrowers’ referral to our customers. Revenue from these technology powered services amount to 49% of our total net revenue. “

9 “D1 delinquency rate” is defined as (i) the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

10 “M1 collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

Fourth Quarter 2020 Financial Results

Total net revenues was RMB3,337.5 million (US$511.5 million), compared to RMB2,400.9 million in the same period of 2019, and RMB3,703.5 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,557.1 million (US$391.9 million), compared to RMB1,978.8 million in the same period of 2019, and RMB2,955.4 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB854.8 million (US$131.0 million), compared to RMB1,278.5 million in the same period of 2019 and RMB1,220.7 million in the prior quarter. The year-over-year decrease was primarily due to a decline in average interest rates of the loans and the impact from early repayment and the sequential decline was mainly due to lower interest rates and the reassessment of impact from early repayments.

Financing income*11 was RMB415.9 million (US$63.7 million), compared to RMB585.4 million in the same period of 2019 and RMB530.8 million in the prior quarter. The year-over-year and sequential declines were primarily due to decrease in volume of on-balance sheet loans and lower interest rates.

Revenue from releasing of guarantee liabilities was RMB1,251.6 million (US$191.8 million), compared to RMB81.1 million in the same period of 2019, and RMB1,172.6 million in the prior quarter. The year-over-year increase was mainly due to the change of accounting standard, and the sequential growth was due to increase in facilitation volume.

Other services fees were RMB34.8 million (US$5.3 million), compared to RMB33.8 million in the same period of 2019, and RMB31.2 million in the prior quarter. The year-over-year and sequential changes were primarily due to fluctuation of late payment fees.

Net revenue from Platform Services was RMB780.4 million (US$119.6 million), compared to RMB422.1 million in the same period of 2019 and RMB748.1 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB681.1 million (US$104.4 million), compared to RMB349.6 million in the same period of 2019 and RMB663.4 million in the prior quarter. The year-over-year and sequential growth was primarily due to growth in loan facilitation volume under capital-light model.

Referral services fees were RMB78.2 million (US$12.0 million), compared to RMB62.8 million in the same period of 2019 and RMB68.1 million in the prior quarter. The year-over-year and sequential increases were in part due to the facilitation volume growth through ICE.

Other services fees were RMB21.1 million (US$3.2 million), compared to RMB9.7 million in the same period of 2019 and RMB16.7 million in the prior quarter. The year-over-year and sequential increases were mainly due to growth in late payment fees as loan facilitation volume under capital-light model increased.

Total operating costs and expenses were RMB2,096.1 million (US$321.2 million), compared to RMB2,138.7 million in the same period of 2019 and RMB2,332.1 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB444.5 million (US$68.1 million), compared to RMB329.6 million in the same period of 2019 and RMB408.7 million in the prior quarter. The year-over-year and sequential increase was primarily due to growth in loan facilitation and origination volume, partially offset by improvement in operational efficiency.

Funding costs were RMB131.4 million (US$20.1 million), compared to RMB135.9 million in the same period of 2019 and RMB144.6 million in the prior quarter. The year-over-year and sequential decline was mainly due to decrease in volume of loans funded by ABS and trust, and lower ABS interest rates.

Sales and marketing expenses were RMB316.4 million (US$48.5 million), compared to RMB426.6 million in the same period of 2019 and RMB271.1 million in the prior quarter. The year-over-year decline was primarily due to a more conservative customer acquisition strategy and more effective customer acquisition operations. The sequential increase mainly reflected higher online user acquisition costs as overall business activities continued to expand in China.

General and administrative expenses were RMB135.3 million (US$20.7 million), compared to RMB119.0 million in the same period of 2019 and RMB102.4 million in the prior quarter. The year-over-year and sequential increase was due to expanded business operations, partially offset by our continued effort to improve operational efficiency. Increases in share based compensations also contributed to the sequential increase.

Provision for loans receivable was RMB105.5 million (US$16.2 million), compared to RMB281.2 million in the same period of 2019 and RMB67.4 million in the prior quarter. The year-over-year decline was mainly due to lower volume of on balance sheet loans and the reversal of provision for previous quarters’ on balance sheet loans as actual performance of the loans was better than projected improved. The sequential increase reflects the Company’s consistently prudent approach in assessing provisions.

Provision for financial assets receivable was RMB57.5 million (US$8.8 million), compared to RMB64.7 million in the same period of 2019 and RMB81.6 million in the prior quarter. The year-over-year and sequential declines were in part due to continued improvement in asset quality.

Provision for accounts receivable and contract assets was RMB23.3 million (US$3.6 million), compared to RMB47.1 million in the same period of 2019 and RMB66.2 million in the prior quarter. The year-over-year and sequential decreases were in part due to improvement in asset quality of loans under capital light.

Provision for contingent liability was RMB882.3 million (US$135.2 million), compared to RMB1,190.2 million in the prior quarter. The sequential decline was mainly due a large reversal of provision for loans facilitated in prior quarters as those loans performed better than initially expected.

Income from operations was RMB1,241.3 million (US$190.2 million), compared to RMB262.2 million in the same period of 2019 and RMB1,371.4 million in the prior quarter.

Non-GAAP income from operations was RMB1,349.1 million (US$206.8 million), compared to RMB347.9 million in the same period of 2019 and RMB1,427.8 million in the prior quarter.

Operating margin was 37.2%. Non-GAAP operating margin was 40.4%.

Income before income tax expense was RMB1,351.9 million (US$207.2 million), compared to RMB336.6 million in the same period of 2019 and RMB1,459.0 million in the prior quarter.

Net income attributed to the Company was RMB1,204.8 million (US$184.6 million), compared to RMB429.9 million in the same period of 2019 and RMB1,231.9 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,312.5 million (US$201.2 million), compared to RMB515.6 million in the same period of 2019 and RMB1,288.3 million in the prior quarter.

Net income margin was 36.1%. Non-GAAP net income margin was 39.3%.

Net income per fully diluted ADS was RMB7.72 (US$1.18).

Non-GAAP net income per fully diluted ADS was RMB8.40 (US$1.29).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 151.65 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 156.21 million.

11 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2020 Financial Results

Total net revenues was RMB13,564.0 million (US$2,078.8 million), compared to RMB9,219.8 million in 2019.

Net revenue from Credit Driven Services was RMB11,403.7 million (US$1,747.7 million), compared to RMB8,013.4 million in 2019.

Loan facilitation and servicing fees-capital heavy were RMB4,596.6 million (US$704.5 million), compared to RMB6,273.1 million in 2019. The year-over-year decrease was primarily due to lower average interest rates of the loans, a decrease in facilitation volume under capital heavy model, and the impact from early repayment discount since late 2019.

Financing income was RMB2,184.2 million (US$334.7 million), compared to RMB1,309.6 million in 2019. The year-over-year growth was primarily due to the increase in on-balance sheet loans.

Revenue from releasing of guarantee liabilities was RMB4,506.9 million (US$690.7 million), compared to RMB285.4 million in 2019. The year-over-year increase was mainly due to the change of accounting standard at the beginning of 2020.

Other services fees were RMB116.0 million (US$17.8 million), compared to RMB145.2 million in 2019. The year-over-year decline was primarily due to regulatory changes related to late payment fees.

Net revenue from Platform Services was RMB2,160.2 million (US$331.1 million), compared to RMB1,206.5 million in 2019.

Loan facilitation and servicing fees-capital light were RMB1,826.7 million (US$279.9 million), compared to RMB814.6 million in 2019. The year-over-year increase was primarily due to growth in loan facilitation volume under capital-light model.

Referral services fees were RMB265.3 million (US$40.7 million), compared to RMB375.6 million in 2019. The year-over-year decline was primarily due to a decrease in volume of referral business, partially offset by increasing contribution from ICE in late 2020.

Other services fees were RMB68.3 million (US$10.5 million), compared to RMB16.3 million in 2019. The year-over-year increase was mainly due to growth in late payment fees as loan facilitation volume under capital-light model increased.

Total operating costs and expenses were RMB9,773.8 million (US$1,497.9 million), compared to RMB6,326.3 million in 2019.

Facilitation, origination and servicing expenses were RMB1,600.6 million (US$245.3 million), compared to RMB1,083.4 million in 2019. The year-over-year increase was primarily due to growth in loan facilitation volume and an increase in collection fees as we proactively expanded our collection operations early in 2020.

Funding costs were RMB595.6 million (US$91.3 million), compared to RMB345.0 million in 2019. The year-over-year increase was mainly driven by growth in on balance sheet loans funded by ABS and trust.

Sales and marketing expenses were RMB1,079.5 million (US$165.4 million), compared to RMB2,851.5 million in 2019. The year-over-year decline was primarily due to a more conservative customer acquisition strategy and more effective customer acquisition operations.

General and administrative expenses were RMB456.0 million (US$69.9 million), compared to RMB428.2 million in 2019. The year-over-year increase was due to expanded business operations, partially offset by our continued effort to improve operational efficiency.

Provision for loans receivable was RMB698.7 million (US$107.1 million), compared to RMB487.0 million in 2019. The year-over-year increase was mainly due to growth in on balance sheet loans.

Provision for financial assets receivable was RMB312.1 million (US$47.8 million), compared to RMB166.2 million in 2019. The year-over-year increase was primarily due to higher projected default rates in 2020 with COVID-19 impact early in the year.

Provision for accounts receivable and contract assets was RMB237.3 million (US$36.4 million), compared to RMB230.3 million in 2019. The year-over-year increase was mainly due to growth in loan facilitation volume under capital-light, partially offset by improving asset quality.

Provision for contingent liability was RMB4,794.1 million (US$734.7 million), compared to nil in 2019. The change is a result of the new accounting standard taking effect in 2020.

Income from operations was RMB3,790.2 million (US$580.9 million), compared to RMB2,893.6 million in 2019.

Non-GAAP income from operations was RMB4,091.3 million (US$627.0 million), compared to RMB3,144.0 million in 2019.

Operating margin was 27.9%. Non-GAAP operating margin was 30.2%.

Income before income tax expense was RMB4,081.7 million (US$625.6 million), compared to RMB2,967.3 million in 2019.

Income taxes expense was RMB586.0 million (US$89.8 million). Effective tax rate was 13.4%, compared to 14.5% in 2019.

Net income attributed to the Company was RMB3,496.6 million (US$535.9 million), compared to RMB2,501.6 million in 2019.

Non-GAAP net income attributed to the Company was RMB3,797.8 million (US$582.0 million), compared to RMB2,752.0 million in 2019.

Net income margin was 25.8%. Non-GAAP net income margin was 28.0%.

Net income per fully diluted ADS was RMB22.80 (US$3.50).

Non-GAAP net income per fully diluted ADS was RMB24.77 (US$3.80).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 149.11 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 153.33 million.

M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative M1+ delinquency rates by loan facilitation and origination vintage and M6+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the company’s platform:

http://ml.globenewswire.com/Resource/Download/e4e4b162-2e27-4e82-987b-088ba0525e10

http://ml.globenewswire.com/Resource/Download/f0e54588-e170-4fda-9c36-bd18f7557474

Recent Developments

Establishment of entity to development industrial park in Shanghai, China

In October 2020, we established a joint venture company in Shanghai, China through our variable interest entity, Shanghai Qiyu Information Technology Co., Ltd., together with Shanghai Changfeng Investment (Group) Co., Ltd. (“Changfeng”), an independent third party, and Shanghai Jiehu Internet Technology Co., Ltd., an entity controlled by 360 Group (the “Shanghai Jiehu”), to develop and build our 360 East-China regional headquarter and the affiliated industrial park. Changfeng, Shanghai Jiehu and we hold 30%, 30% and 40% of the equity interests of the entity, respectively. Since November 2020 and up to March 2021, shareholders of the joint venture company have invested a total of RMB1 billion to acquire land use rights of the parcel of land on which our regional headquarters and affiliated industrial park will stand, of which investment RMB0.4 billion was funded by us. Pursuant to the joint venture agreement among the shareholders of the joint venture company, funds required for its subsequent developments will be financed by external financings of the entity, and any remaining shortfall will be funded by the shareholders ratably in proportion to their respective equity interest ownership.

Change to board of directors

Mr. Alex Xu, our Chief Financial Officer, has been appointed as a member of our board of directors (the “Board”), effective from March 15, 2021. Mr. Jiang Wu has resigned from the Board and Chief Strategy Officer of the Company for personal reasons, effective from March 15, 2021.

Mr. Alex Xu has been serving as our Chief Financial Officer since July 2020 and as our Senior Advisor since October 2019. Mr. Xu has extensive experiences in capital market, corporate finance and business management. Prior to joining us, Mr. Xu served as the Chief Financial Officer of Dashu Financial Services Co., Ltd. from September 2018. He was a Co-Chief Financial Officer of Qihoo 360 (NYSE:QIHU) from February 2011 to August 2016. Prior to that, Mr. Xu was a Managing Director at Cowen & Company, LLC. He also served as the Chief Financial Officer of Yeecare Holdings in 2010, and from May 2008 to March 2010, as the Chief Strategy Officer of China Finance Online Co., Ltd. Mr. Xu was a Senior Vice President at Brean Murray, Carret & Co from 2007 to 2008. He was part of a top-ranked research team at Banc of America Securities, LLC from 2003 to 2007, and worked at investment research department of UBS AG from 2002 to 2003. Mr. Xu received his bachelor’s degree in Applied Physics from Beijing University of Posts and Telecommunications and an M.B.A. degree from Cornell University. Mr. Xu is a CFA charter holder.

Mr. Hongyi Zhou, the chairman of the Board, commented, “On behalf of the Board, I would like to thank Mr. Jiang Wu for his services and contributions to 360 DigiTech. We wish him the best in his future endeavors. At the same time, we warmly welcome Mr. Xu to our Board. Mr. Xu has rich experience in capital market, corporate finance and business management. We believe that he will continue to play a positive role in the future development of 360 DigiTech and deliver long-term shareholder value.”

Business Outlook

While we intend to keep our tradition of prudent decision making and business planning, we are encouraged to see continued strong business momentum so far in 2021, as macro economy continues on a stable growth path along with some regulatory clarity emerges. As such we now expect total loan facilitation and origination volume for 2021 to be between RMB310 billion and RMB330 billion, representing year-on-year growth of 26% to 34%. This forecast reflects the Company’s current and preliminary views, which is subject to change.

Recently Adopted Accounting Guidance

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including final periods within those fiscal years.

We have adopted the new standard effective January 1, 2020, using the modified retrospective transition method. The new guidance requires the recognition of credit losses to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). ASC 326 establishes a new accounting principle which requires gross accounting for guarantee liability. That is, to record both a guarantee obligation and an allowance for credit losses, calculated using the CECL impairment model, in addition to the guarantee obligation under ASC 460. As a result, at inception of the guarantee, we have recognized both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is recognized into guarantee revenue over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the company to compensate the investors upon borrowers’ default. Upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion after tax as a decrease to the opening balance of retained earnings and RMB1.9 billion as an increase to the opening balance of guarantee liabilities as of January 1, 2020.

Move from Nasdaq Global Market to Nasdaq Global Select Market

The Company’s application to move the listing of its ADSs from The Nasdaq Global Market to the higher tier of The Nasdaq Global Select Market has been approved by Nasdaq, and its ADSs has begun trading on The Nasdaq Global Select Market from November 19, 2020.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Monday, March 15, 2021 (9:00 AM Beijing Time on March 16).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	80701635#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 23, 2021:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	319339808#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a data driven, technology empowered digital platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income and non-GAAP net income margin in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,108,123	4,418,416	677,152
Restricted cash	1,727,727	2,355,850	361,050
Security deposit prepaid to third-party guarantee companies	932,983	915,144	140,252
Funds receivable from third party payment service providers	118,860	131,464	20,148
Accounts receivable and contract assets, net	2,332,364	2,394,528	366,977
Financial assets receivable, net	1,912,554	3,565,482	546,434
Amounts due from related parties	478,767	193,305	29,625
Loans receivable, net	9,239,565	7,500,629	1,149,522
Prepaid expenses and other assets	652,545	401,224	61,490
Total current assets	19,503,488	21,876,042	3,352,650
Non-current assets:
Accounts receivable and contract assets, net-non current	19,508	307,937	47,193
Financial assets receivable, net-non current	59,270	645,326	98,901
Loans receivable, net-non current	—	87,685	13,438
Property and equipment, net	17,113	19,360	2,967
Intangible assets	3,512	3,403	522
Deferred tax assets	697,348	1,398,562	214,339
Other non-current assets	55,362	48,990	7,508
Total non-current assets	852,113	2,511,263	384,868
TOTAL ASSETS	20,355,601	24,387,305	3,737,518

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	3,117,634	477,798
Accrued expenses and other current liabilities	720,918	809,761	124,103
Amounts due to related parties	55,622	71,562	10,967
Short term loans	200,000	186,800	28,628
Guarantee liabilities-stand ready	2,212,125	4,173,497	639,616
Guarantee liabilities-contingent	734,730	3,543,454	543,058
Income tax payable	1,056,219	1,227,314	188,094
Other tax payable	263,856	254,486	39,002
Total current liabilities	9,667,187	13,384,508	2,051,266
Non-current liabilities:
Deferred tax liabilities	—	37,843	5,800
Payable to investors of the consolidated trusts-noncurrent	3,442,500	1,468,890	225,117
Other long-term liabilities	31,184	14,974	2,295
Total non-current liabilities	3,473,684	1,521,707	233,212
TOTAL LIABILITIES	13,140,871	14,906,215	2,284,478
Ordinary shares	20	21	3
Additional paid-in capital	5,117,184	5,417,406	830,254
Retained earnings	2,071,332	4,137,542	634,106
Other comprehensive income (loss)	24,906	(74,391)	(11,401)
TOTAL 360 DIGITECH INC EQUITY	7,213,442	9,480,578	1,452,962
Noncontroling interests	1,288	512	78
TOTAL EQUITY	7,214,730	9,481,090	1,453,040
TOTAL LIABILITIES AND EQUITY	20,355,601	24,387,305	3,737,518

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	1,978,824	2,557,129	391,898	8,013,391	11,403,675	1,747,690
Loan facilitation and servicing fees-capital heavy	1,278,450	854,817	131,006	6,273,131	4,596,555	704,453
Financing income	585,393	415,901	63,740	1,309,616	2,184,180	334,740
Revenue from releasing of guarantee liabilities	81,146	1,251,564	191,811	285,407	4,506,935	690,718
Other services fees	33,835	34,847	5,341	145,237	116,005	17,779
Platform services	422,057	780,356	119,595	1,206,456	2,160,279	331,077
Loan facilitation and servicing fees-capital light	349,574	681,090	104,382	814,581	1,826,654	279,947
Referral services fees	62,831	78,151	11,977	375,551	265,300	40,659
Other services fees	9,652	21,115	3,236	16,324	68,325	10,471
Total net revenue	2,400,881	3,337,485	511,493	9,219,847	13,563,954	2,078,767
Facilitation, origination and servicing	329,583	444,452	68,115	1,083,372	1,600,564	245,297
Funding costs	135,851	131,351	20,130	344,999	595,623	91,283
Sales and marketing	426,571	316,350	48,483	2,851,519	1,079,494	165,440
General and administrative	118,959	135,346	20,743	428,189	455,952	69,878
Provision for loans receivable	281,183	105,490	16,167	486,991	698,701	107,081
Provision for financial assets receivable	64,659	57,493	8,811	166,176	312,058	47,825
Provision for accounts receivable and contract assets	47,131	23,327	3,575	230,280	237,277	36,364
Provision for contingent liabilities	—	882,334	135,224	—	4,794,127	734,732
Expense on guarantee liabilities	734,730	—	—	734,730	—	—
Total operating costs and expenses	2,138,667	2,096,143	321,248	6,326,256	9,773,796	1,497,900
Income from operations	262,214	1,241,342	190,245	2,893,591	3,790,158	580,867
Interest (expense) income, net	(14,229)	32,568	4,991	(41,707)	77,169	11,827
Foreign exchange gain (loss)	42,646	62,013	9,504	(24,875)	101,534	15,561
Other income, net	45,973	15,985	2,450	140,278	112,884	17,300
Income before income tax expense	336,604	1,351,908	207,190	2,967,287	4,081,745	625,555
Income taxes benefit (expense)	93,094	(147,544)	(22,612)	(465,983)	(586,036)	(89,814)
Net income	429,698	1,204,364	184,578	2,501,304	3,495,709	535,741
Net loss attributable to noncontrolling interests	218	444	68	291	897	137
Net income attributable to ordinary shareholders of the Company	429,916	1,204,808	184,646	2,501,595	3,496,606	535,878
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	1.47	3.97	0.61	8.66	11.72	1.80
Diluted	1.43	3.86	0.59	8.31	11.40	1.75

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	2.94	7.94	1.22	17.32	23.44	3.60
Diluted	2.86	7.72	1.18	16.62	22.80	3.50

Weighted average shares used in calculating net income per ordinary share
Basic	291,911,903	303,298,903	303,298,903	288,827,604	298,222,207	298,222,207
Diluted	299,691,958	312,423,549	312,423,549	300,938,470	306,665,099	306,665,099

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net income	429,698	1,204,364	184,578
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(44,723)	(61,851)	(9,479)
Other comprehensive income (loss)	(44,723)	(61,851)	(9,479)
Total comprehensive income	384,975	1,142,513	175,099
Net loss attributable to noncontrolling interests	218	444	68

Comprehensive income attributable to ordinary shareholders	385,193	1,142,957	175,167

	Year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net income	2,501,304	3,495,709	535,741
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	21,223	(99,296)	(15,218)
Other comprehensive income (loss)	21,223	(99,296)	(15,218)
Total comprehensive income	2,522,527	3,396,413	520,523
Net loss attributable to noncontrolling interests	291	897	137

Comprehensive income attributable to ordinary shareholders	2,522,818	3,397,310	520,660

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	429,698	1,204,364	184,578
Add: Share-based compensation expenses	85,727	107,714	16,508
Non-GAAP net income	515,425	1,312,078	201,086
Non-GAAP net income margin	21.5%	39.3%
GAAP net income margin	17.9%	36.1%

Net income attributable to shareholders of 360 DigiTech, Inc	429,916	1,204,808	184,646
Add: Share-based compensation expenses	85,727	107,714	16,508
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	515,643	1,312,522	201,154
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS	149,845,979	156,211,775	156,211,775
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	2.86	7.72	1.18
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	3.44	8.40	1.29

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	262,214	1,241,342	190,245
Add: Share-based compensation expenses	85,727	107,714	16,508
Non-GAAP Income from operations	347,941	1,349,056	206,753
Non-GAAP operating margin	14.5%	40.4%
GAAP operating margin	10.9%	37.2%

	Year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,501,304	3,495,709	535,741
Add: Share-based compensation expenses	250,428	301,161	46,155
Non-GAAP net income	2,751,732	3,796,870	581,896
Non-GAAP net income margin	29.8%	28.0%
GAAP net income margin	27.1%	25.8%

Net income attributable to shareholders of 360 DigiTech, Inc	2,501,595	3,496,606	535,878
Add: Share-based compensation expenses	250,428	301,161	46,155
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	2,752,023	3,797,767	582,033
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS	150,469,235	153,332,550	153,332,550
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	16.62	22.80	3.50
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	18.29	24.77	3.80

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,893,591	3,790,158	580,867
Add: Share-based compensation expenses	250,428	301,161	46,155
Non-GAAP Income from operations	3,144,019	4,091,319	627,022
Non-GAAP operating margin	34.1%	30.2%
GAAP operating margin	31.4%	27.9%